Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022

Condensed Consolidated Interim Statements of Financial Position
At September 30, 2023 and December 31, 2022
(Expressed in thousands of United States dollars)

	Note	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$356,738	$200,769
Marketable securities	3	80,708	36,867
Trade and other receivables		75,757	76,103
Inventories	4	347,857	265,105
Derivative assets	9(a)	19,673	36,218
Prepaid expenses and other current assets		30,381	40,033
		911,114	655,095
Non-current assets
Restricted cash		14,357	14,511
Inventories	4	214,735	148,141
Mineral properties, plant and equipment	5	3,077,545	2,840,499
Investments in associates	6	29,669	150,834
Other non-current assets	7	44,417	47,317
Total assets		$4,291,837	$3,856,397

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$219,962	$239,808
Current portion of loans and borrowings	8	137,680	—
Derivative liabilities	9(b)	3,124	1,899
Other current liabilities		40,330	30,017
		401,096	271,724
Non-current liabilities
Loans and borrowings	8	948,523	828,024
Reclamation and closure cost provisions		98,918	95,514
Derivative liabilities	9(b)	14,985	8,806
Deferred income tax liabilities	2(c)	242,177	262,022
Deferred revenue	10	155,937	—
Other non-current liabilities	11	54,812	38,527
Total liabilities		1,916,448	1,504,617
Shareholders’ equity
Common shares	12(a)	2,060,800	2,035,974
Reserves		76,434	41,620
Accumulated other comprehensive loss		(106,499)	(52,076)
Retained earnings	2(c)	344,654	326,262
Total equity		2,375,389	2,351,780
Total liabilities and equity		$4,291,837	$3,856,397
Contingencies (note 9(b)(iii))
Subsequent events (notes 7(a), 8(a) and 20)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income (Loss)
For the three and nine months ended September 30, 2023 and 2022
(Expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Revenue		$284,747	$245,132	$790,400	$692,914
Cost of sales
Operating expense	13	(201,131)	(188,806)	(566,005)	(511,833)
Depreciation and depletion		(58,414)	(48,887)	(154,018)	(128,153)
		(259,545)	(237,693)	(720,023)	(639,986)
Income from mine operations		25,202	7,439	70,377	52,928

Care and maintenance expense		—	(2,938)	(1,431)	(8,077)
Exploration and evaluation expense		(2,606)	(6,152)	(8,401)	(13,876)
General and administration expense	14	(13,980)	(10,944)	(36,222)	(33,848)
Income (loss) from operations		8,616	(12,595)	24,323	(2,873)

Finance expense		(15,263)	(10,309)	(42,290)	(27,923)
Finance income		3,043	1,256	9,319	2,977
Share of net income (loss) of associates	6	4	4,879	(17,059)	(2,595)
Other (expense) income	15	(2,298)	(11,250)	32,129	(62,948)
(Loss) income before taxes		(5,898)	(28,019)	6,422	(93,362)

Income tax recovery (expense)		8,123	(2,099)	18,567	(35,251)
Net income (loss)		$2,225	$(30,118)	$24,989	$(128,613)

Net income (loss) per share
Basic	16	$0.01	$(0.10)	$0.08	$(0.42)
Diluted	16	$0.01	$(0.10)	$0.08	$(0.42)
Weighted average shares outstanding
Basic	16	312,950,575	304,979,851	312,435,994	303,601,169
Diluted	16	316,533,975	304,979,851	315,973,509	303,601,169
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and nine months ended September 30, 2023 and 2022
(Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Net income (loss)		$2,225	$(30,118)	$24,989	$(128,613)
Other comprehensive (loss) income
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation		(20,621)	(34,302)	(2,517)	(40,503)
Reclassification of cumulative foreign currency translation gain relating to Mercedes to net loss		—	—	—	(1,601)
Items that will not be reclassified subsequently to net income or loss:
Net decrease in fair value of marketable securities and other investments in equity instruments	3(d), 7(b)	(43,657)	(27,139)	(58,411)	(146,922)
Income tax (expense) recovery relating to change in fair value of marketable securities and other investments in equity instruments		(1,602)	3,602	(92)	21,243
		(65,880)	(57,839)	(61,020)	(167,783)
Total comprehensive loss		$(63,655)	$(87,957)	$(36,031)	$(296,396)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2023 and 2022
(Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net income (loss) for the period		$2,225	$(30,118)	$24,989	$(128,613)
Adjustments for:
Depreciation and depletion		58,866	49,135	154,784	128,991
Finance expense		15,263	10,309	42,290	27,923
Share of net (income) loss of associates	6	(4)	(4,879)	17,059	2,595
Change in fair value of derivatives	15	(76)	15,149	(31,141)	64,784
Settlements of derivatives	9(a)(i),(ii)	11,445	(9,680)	26,422	(33,064)
Net gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. (“i-80 Gold”)	15	—	—	(34,467)	—
Expected credit losses and write-offs (recoveries)	15	—	423	13,331	(37)
Unrealized foreign exchange (gain) loss		(437)	(9,863)	8,722	(81)
Income tax (recovery) expense		(8,123)	2,099	(18,567)	35,251
Income taxes paid		(6,549)	(2,960)	(10,456)	(17,383)
Net proceeds from gold sale prepay transactions	10	—	—	149,440	—
Other		10,022	(5,162)	16,804	(16,035)
Operating cash flow before changes in non-cash working capital		82,632	14,453	359,210	64,331
Changes in non-cash working capital	18	(13,356)	39,706	(126,659)	(53,407)
		69,276	54,159	232,551	10,924
Investing activities
Expenditures on mineral properties, plant and equipment		(147,589)	(151,490)	(386,346)	(417,572)
Purchase of marketable securities	3(a), 9(a)(iii)	(2,058)	—	(8,755)	(5,260)
Proceeds from dispositions of marketable securities	3(c)	—	—	53,359	40,060
Net proceeds from sale of partial interest in i-80 Gold	6(a)	—	—	22,846	—
Investment in associate		—	—	—	(3,343)
Net proceeds on disposals of assets		—	—	—	53,245
Other		(1,172)	(182)	(288)	(1,186)
		(150,819)	(151,672)	(319,184)	(334,056)
Financing activities
Draw down on revolving credit facility	8	127,000	99,800	253,667	199,800
Proceeds from issuance of convertible notes	8(b)	172,500	—	172,500	—
Repayment of loans and borrowings	8	—	—	(127,000)	(13,333)
Interest paid	8	(18,504)	(9,242)	(48,805)	(21,066)
Lease payments		(9,149)	(5,501)	(26,638)	(16,932)
Net proceeds from issuance of shares	12(a)	—	—	16,386	—
Proceeds from exercise of warrants and stock options	12(a)	135	16	3,252	11,448
Proceeds from other financing activities		1,226	—	9,169	—
Transaction costs and other		(8,566)	(3,024)	(11,513)	(3,024)
		264,642	82,049	241,018	156,893
Effect of foreign exchange on cash and cash equivalents		(801)	(2,312)	1,584	(1,917)
Increase (decrease) in cash and cash equivalents		182,298	(17,776)	155,969	(168,156)
Cash and cash equivalents – beginning of period		174,440	159,693	200,769	310,073
Cash and cash equivalents – end of period		$356,738	$141,917	$356,738	$141,917
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2023 and 2022
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive (loss) income	Retained earnings	Total
Balance – December 31, 2022 (as previously reported)		307,365,588	$2,035,974	$41,620	$(52,076)	$327,566	$2,353,084
Adjustment on initial application of IAS 12 amendments	2(c)	—	—	—	—	(1,304)	(1,304)
Adjusted balance – December 31, 2022	2(c)	307,365,588	2,035,974	41,620	(52,076)	326,262	2,351,780
Equity component of convertible notes issued	8(b)	—	—	31,688	—	—	31,688
Shares issued in public offerings	12(a)	4,369,615	16,936	—	—	—	16,936
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	12(a)	1,245,730	8,440	(3,727)	—	—	4,713
Share-based compensation		—	—	6,853	—	—	6,853
Share issue costs	12(a)	—	(550)	—	—	—	(550)
Disposition of marketable securities	3(c)	—	—	—	6,597	(6,597)	—
Net income and total comprehensive loss		—	—	—	(61,020)	24,989	(36,031)
Balance – September 30, 2023		312,980,933	$2,060,800	$76,434	$(106,499)	$344,654	$2,375,389

Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Adjustment on initial application of IAS 12 amendments	2(c)	—	—	—	—	(1,304)	(1,304)
Balance – January 1, 2022	2(c)	301,324,604	2,006,777	47,038	84,939	445,287	2,584,041
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	12(a)	3,731,171	21,817	(9,766)	—	—	12,051
Share-based compensation		—	—	2,937	—	—	2,937
Disposition of marketable securities		—	—	—	(15,769)	15,769	—
Net loss and total comprehensive loss		—	—	—	(167,783)	(128,613)	(296,396)
Balance – September 30, 2022		305,055,775	$2,028,594	$40,209	$(98,613)	$332,443	$2,302,633
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”) in which the Company has a 60% interest.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. Except as described in notes 2(c) and 10, the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on October 31, 2023.
(b)Presentation currency
Except as otherwise noted, these consolidated financial statements are presented in United States dollars (US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).
(c)Amended IFRS standard effective January 1, 2023
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). Prior to the amendments, IAS 12 contained a recognition exemption whereby deferred income tax assets and liabilities were not recognized for temporary differences arising on initial recognition of assets and liabilities, other than in business combinations, that affect neither accounting nor taxable income. The amendments narrowed the scope of the recognition exemption in IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
In accordance with the effective date and transition rules of the amendments, the Company initially applied the amendments to IAS 12 to its consolidated financial statements for the annual reporting period beginning on January 1, 2023. On initial application, the Company recognized an adjustment of $1.3 million to decrease opening retained earnings as at January 1, 2022 and recognized an additional $1.3 million of deferred income tax liabilities for taxable temporary differences associated with reclamation and closure cost provisions and the corresponding reclamation and closure cost assets for which no deferred income tax liabilities were previously recognized. There was no material impact to the Company’s net income for the three and nine months ended September 30, 2023, and net loss for the three and nine months ended September 30, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(d)Amended IFRS standard not yet effective
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.
In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants do not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.
The above amendments are effective for the Company’s annual reporting periods beginning on or after January 1, 2024. The impacts of initial application of the amendments on the Company’s consolidated financial statements will depend on the Company’s right to defer settlement of its liabilities at the end of the reporting period and include increased disclosure in respect of its compliance with related covenants.
3.    MARKETABLE SECURITIES

	Note
Balance – December 31, 2022		$36,867
Additions	3(a), 9(a)(iii)	33,727
Dispositions	3(c)	(53,359)
Reclassification of investment in i-80 Gold	3(a),(b)	119,870
Change in fair value	3(d)	(56,397)
Balance – September 30, 2023		$80,708
(a)Investment in i-80 Gold
On disposition of the Company’s partial interest in i-80 Gold on March 31, 2023 (note 6(a)), the Company’s retained interest in i-80 Gold was reduced to 19.95% and was reclassified from investment in associate to marketable securities measured at fair value through other comprehensive income (“FVOCI”), with changes in fair value recognized in other comprehensive income or loss (“OCI”).
On August 1, 2023, the Company participated in i-80 Gold’s private placement financing, purchasing 1.0 million common shares of i-80 Gold at a price of C$2.70 per share, for total consideration of $2.1 million (C$2.7 million). Upon closing of i-80 Gold’s private placement financing, the Company’s interest in i-80 Gold was reduced to 17.2%.
(b)i-80 Gold common shares held in escrow
On May 15, 2023, pursuant to an escrow agreement in respect of the i-80 Gold share purchase warrants issued by the Company in connection with the sale of the i-80 Gold units on March 31, 2023 (note 6(a)), 5.8 million of the i-80 Gold common shares owned by the Company were deposited into an escrow account. The shares will be held in escrow until the earlier of the date on which the escrowed shares are released upon exercise of the i-80 Gold share purchase warrants and the expiry date of the warrants, being March 31, 2024. At September 30, 2023, the fair value of the 5.8 million i-80 Gold common shares held in escrow was $8.8 million.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

3.    MARKETABLE SECURITIES (CONTINUED)
(c)Dispositions of Solaris Resources Inc. marketable securities
In January and March 2023, the Company sold its remaining 12.0 million common shares of Solaris Resources Inc. (“Solaris”) held for total proceeds of $53.4 million (C$71.8 million). In connection with the sale of the common shares, the Company transferred the cumulative loss net of tax of $6.6 million on the marketable securities from accumulated other comprehensive loss to retained earnings.
(d)Change in fair value
During the three and nine months ended September 30, 2023, the Company recognized a net loss of $44.0 million and $56.4 million, respectively, on remeasurement of the fair value of its investments in marketable securities, of which a total loss of $43.7 million and $56.1 million, respectively, was recognized in OCI and a loss of $0.3 million and $0.3 million, respectively, associated with marketable securities measured at fair value through profit or loss (“FVTPL”) was recognized in net income within other (expense) income.
4.    INVENTORIES

	September 30, 2023	December 31, 2022
Heap leach ore	$441,124	$310,663
Stockpiled ore	36,318	27,701
Work-in-process	19,179	20,315
Finished goods	5,561	5,432
Supplies	60,410	49,135
Total inventories	$562,592	$413,246

Classified and presented as:
Current	$347,857	$265,105
Non-current(1)	214,735	148,141
	$562,592	$413,246
(1)    Non-current inventories at September 30, 2023 and December 31, 2022 relate to heap leach ore at the Mesquite and Castle Mountain Mines in the United States.
At September 30, 2023, the Company’s total provision for obsolete and slow-moving supplies inventories was $14.2 million (December 31, 2022 – $14.5 million).
During the three and nine months ended September 30, 2023, the Company recognized within cost of sales $14.7 million and $21.8 million, respectively (2022 – $29.3 million and $48.5 million, respectively) in write-downs of inventories to net realizable value, mainly relating to heap leach ore at the Los Filos Mine in Mexico (“Los Filos”).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties (note 5(a))	Plant and equipment	Construction- in-progress (note 5(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2022	$2,092,144	$820,531	$382,338	$50,797	$3,345,810
Additions(1)	69,216	104,906	265,251	—	439,373
Disposals and write-downs	—	(5,225)	—	—	(5,225)
Transfers	414	(414)	—	—	—
Change in reclamation and closure cost asset	(5,201)	—	—	—	(5,201)
Foreign currency translation	5	(324)	(921)	—	(1,240)
Balance – September 30, 2023	$2,156,578	$919,474	$646,668	$50,797	$3,773,517

Accumulated depreciation and depletion
Balance – December 31, 2022	$317,568	$187,743	$—	$—	$505,311
Depreciation and depletion	108,135	87,449	—	—	195,584
Disposals	—	(4,912)	—	—	(4,912)
Foreign currency translation	—	(11)	—	—	(11)
Balance – September 30, 2023	$425,703	$270,269	$—	$—	$695,972

Net book value
At December 31, 2022	$1,774,576	$632,788	$382,338	$50,797	$2,840,499
At September 30, 2023	$1,730,875	$649,205	$646,668	$50,797	$3,077,545
(1)Additions for the nine months ended September 30, 2023 include the following non-cash additions: $37.4 million in additions to right-of-use assets, mainly relating to mining and operating equipment at Greenstone and the RDM Mine in Brazil, included in plant and equipment, and $3.4 million and $5.3 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $30.0 million of borrowing costs incurred were capitalized to construction-in-progress.
(a)Non-depletable mineral properties
Mineral properties at September 30, 2023 that are currently not subject to depletion amount to $374.1 million and $63.4 million relating to Greenstone and Los Filos, respectively (December 31, 2022 – $371.4 million and $63.4 million, respectively).
(b)Construction-in-progress
During the nine months ended September 30, 2023, the Company capitalized $265.3 million of costs, including capitalized borrowing costs of $30.0 million, to construction-in-progress at Greenstone.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

6.    INVESTMENTS IN ASSOCIATES
At September 30, 2023, the Company’s investments in associates comprised a 34.4% interest in Sandbox Royalties Corp. (“Sandbox”) (December 31, 2022 – 25.3% interest in i-80 Gold and 34.4% interest in Sandbox).
The following table summarizes the changes in the carrying amounts of the Company’s investments in associates during the nine months ended September 30, 2023:

	Note	i-80 Gold	Sandbox	Total
Balance – December 31, 2022		$119,867	$30,967	$150,834
Dilution gain		953	—	953
Share of net loss		(15,761)	(1,298)	(17,059)
Sale of partial interest	6(a)	(20,053)	—	(20,053)
Reclassification of retained interest	6(a)	(85,006)	—	(85,006)
Balance – September 30, 2023		$—	$29,669	$29,669
(a)Sale of partial interest in i-80 Gold and reclassification of retained interest
On March 31, 2023 (the “Closing Date”), the Company completed the sale of a portion of its interest in i-80 Gold through a private placement sale of 11.6 million units at a price of C$2.76 per unit, with each unit consisting of one common share of i-80 Gold held by the Company and one-half of an i-80 Gold common share purchase warrant, for gross proceeds of $23.6 million (C$32.0 million). Each whole warrant entitles the holder to acquire one common share of i-80 Gold held by the Company at a price of C$3.45 per share for a period of 12 months from the Closing Date. Of the gross proceeds of $23.6 million, $20.5 million was allocated to the common shares sold and $3.1 million was allocated to the warrants issued.
On disposition of the 11.6 million common shares of i-80 Gold, the Company’s interest in i-80 Gold was reduced to 19.95%. As a result, the Company determined it no longer had significant influence over i-80 Gold and accordingly discontinued the use of the equity method to account for its investment. The carrying amount of the Company’s retained interest in i-80 Gold was reclassified from investment in associate to marketable securities measured at FVOCI (note 3(a)). The Company recognized a gain of $34.5 million in other income for the nine months ended September 30, 2023 on the sale of its partial interest and the reclassification of its investment in i-80 Gold, calculated as the difference between the fair value of the retained interest of $119.9 million plus proceeds from disposition allocated to the common shares sold of $20.5 million, less transaction costs of $0.8 million, and the carrying amount of the Company’s investment in i-80 Gold of $105.1 million on the date of disposition. The fair value of the retained interest was determined based on the quoted market price of the i-80 Gold common shares on the date of disposition of the partial interest.
The amount of proceeds allocated to the warrants issued represents the fair value of the warrants, determined using the Black-Scholes option pricing model, on the Closing Date. The warrants are accounted for as derivative liabilities measured at FVTPL with changes in fair value recognized in net income or loss (note 9(b)(i)).
7.    OTHER NON-CURRENT ASSETS

	Note	September 30, 2023	December 31, 2022
Receivables from asset sales, net of loss allowance	7(a)	$21,727	$20,965
VAT receivables		12,678	18,800
Derivative assets	9(a)	3,956	525
Investment in Pilar Gold Inc. (“PGI”)	7(b)	—	2,294
Other		6,056	4,733
		$44,417	$47,317

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

7.    OTHER NON-CURRENT ASSETS (CONTINUED)
(a)Bear Creek note receivable
In March 2023, the Company and Bear Creek Mining Corporation (“Bear Creek”) entered into an amending agreement (the “March 2023 Agreement”) to amend the terms of the note receivable from Bear Creek received as partial consideration for the sale of the Company’s Mercedes Mine in Mexico (“Mercedes”) in April 2022 (the “Bear Creek Note”). Under the amended terms, the Company was to receive monthly repayments of $0.7 million commencing on March 3, 2023 until February 28, 2024. Commencing on March 31, 2024, the Company was to receive monthly repayments equal to the greater of 50% of Bear Creek’s monthly free cash flows and $0.7 million. Any remaining outstanding principal and accrued interest, calculated monthly at 15.0% on the unpaid principal amount and compounded annually, was due on October 21, 2024. The amendment did not have a material impact on the carrying amount of the Bear Creek Note.
In addition, the March 2023 Agreement provided for the Company to receive 2.8 million common shares of Bear Creek upon regulatory approval. The Bear Creek shares receivable were accounted for as current derivative assets measured at FVTPL with a fair value of $1.4 million on initial recognition.
During the three months ended June 30, 2023, the Company recognized an expected credit loss of $3.4 million in respect of the Bear Creek Note within other (expense) income.
At September 30, 2023, the carrying amount of the Bear Creek Note was $22.4 million, of which $20.6 million is included in other non-current assets and $1.8 million, representing the amount the Company expects to realize within twelve months after the reporting period, is included in trade and other receivables (December 31, 2022 – $25.3 million, of which $19.9 million is included in other non-current assets and $5.4 million is included in trade and other receivables).
On September 21, 2023, the shareholders of Bear Creek approved the issuance of a convertible note (the “Bear Creek Convertible Note”) to replace the Bear Creek Note and the Bear Creek shares receivable. The Bear Creek Convertible Note was subsequently issued and became effective on October 19, 2023 (the “Effective Date”) upon Bear Creek obtaining the required approval from the TSX Venture Exchange. The Bear Creek Convertible Note is secured by a first-ranking interest on a pari passu basis over the shares and other equity interests held by Bear Creek in the entity that owns Mercedes, and a second-ranking interest over the shares and other equity interests held by Bear Creek in the entity that owns the Corani silver-lead zinc project. The Bear Creek Convertible Note bears interest at an annual interest rate of 7%, with monthly repayments of the accrued interest commencing November 30, 2023. The principal amount of the Bear Creek Convertible Note, upon issuance, was $26.6 million, representing the principal and interest outstanding on the Bear Creek Note on October 19, 2023 and is repayable at maturity. At any time on or prior to the maturity date of October 19, 2028, the Company has the option to convert any portion of the unpaid principal into common shares of Bear Creek at a conversion price of C$0.73 per share.
(b)Investment in PGI
During the three months ended June 30, 2023, the Company recognized a loss of $2.3 million in OCI on remeasurement of the fair value of its investment in PGI to nil as at June 30, 2023. At September 30, 2023, the Company’s investment in PGI was nil (December 31, 2022 – $2.3 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    LOANS AND BORROWINGS

	Note	September 30, 2023	December 31, 2022
Revolving credit facility	8(a)	$692,141	$560,788
2023 convertible notes	8(b)	121,895	—
2020 convertible notes	8(c)	134,487	132,196
2019 convertible notes	8(c)	137,680	135,040
Total loans and borrowings		$1,086,203	$828,024

Classified and presented as:
Current		$137,680	$—
Non-current		948,523	828,024
		$1,086,203	$828,024
The following is a reconciliation of the changes in the Company’s loans and borrowings balance during the nine months ended September 30, 2023 and 2022 to cash flows arising from financing activities:

		2023	2022
Balance – beginning of period		$828,024	$540,682
Financing cash flows:
Draw down on revolving credit facility		253,667	199,800
Proceeds for debt component of convertible notes issued	8(b)	127,155	—
Repayment of loans and borrowings		(127,000)	(13,333)
Interest paid		(48,805)	(21,066)
Transaction costs	8(a),(b)	(6,962)	(3,024)
Other changes:
Interest expense		55,775	27,660
Loss (gain) on modification of revolving credit facility		4,349	(4,958)
Balance – end of period		$1,086,203	$725,761
(a)Revolving credit facility
On February 17, 2023, the Company entered into an amending agreement with its syndicate of lenders to amend certain of the financial covenants under its revolving credit facility (the “Revolving Facility”). In connection with the amendment, the interest rate margins applicable to amounts drawn on the Revolving Facility of 2.25% to 3.50%, based on the Company’s total net leverage ratio, were increased to 2.50% to 4.50%. Effective February 17, 2023, amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50%, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.
On amendment, the Company recognized a modification loss of $4.3 million in other (expense) income to reflect the adjusted amortized cost of the Revolving Facility, calculated as the present value of the modified contractual cash flows discounted using the original weighted average effective interest rate (“EIR”). Transaction costs incurred relating to the amendment of $1.5 million are being amortized over the remaining term of the Revolving Facility.
At September 30, 2023, the Revolving Facility was fully drawn. On October 3, 2023, the Company repaid $166.0 million of the Revolving Facility.
The Revolving Facility is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone. The Revolving Facility is subject to standard conditions and covenants, including maintenance of a debt service coverage ratio, leverage ratio, minimum tangible net worth of $550 million and minimum liquidity of $50 million. At September 30, 2023, the Company was in compliance with these covenants.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

8.    LOANS AND BORROWINGS (CONTINUED)
(b)2023 convertible notes
On September 21, 2023, the Company issued $172.5 million of unsecured senior convertible notes (the “2023 Convertible Notes”) on a bought deal private placement basis. The Company received net proceeds of $165.1 million, net of transaction costs of $7.4 million. The 2023 Convertible Notes mature on October 15, 2028 and bear interest at 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning April 15, 2024.
The 2023 Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 158.7302 common shares per $1,000 principal amount, representing an initial conversion price of $6.30 per share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, including a change in control, or upon notice of redemption by the Company, as described below, the holders may elect to convert their 2023 Convertible Notes and may be entitled to an increased conversion rate.
Prior to October 20, 2026, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after October 20, 2026 and until maturity, the Company may redeem all or part of the 2023 Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the date of notice of redemption exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the 2023 Convertible Notes to be redeemed plus accrued and unpaid interest.
In the event of a fundamental change, the holders have the right to require the Company to purchase its outstanding 2023 Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.
The 2023 Convertible Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $172.5 million, $127.2 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the 2023 Convertible Notes using a discount rate of 12.2%. The equity component, representing the holders’ conversion option was allocated the residual amount of $45.3 million. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds with $5.5 million allocated to the liability and $1.9 million allocated to equity. A deferred tax liability of $11.7 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the 2023 Convertible Notes and the tax base was recognized with a corresponding charge directly to equity.
The amount allocated to the liability component, net of transaction costs, of $121.7 million will be accreted to the face value of the 2023 Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.7%. The amount allocated to equity will not be subsequently remeasured.
(c)2019 and 2020 convertible notes
The convertible notes issued in 2019 and 2020 that mature in April 2024 and March 2025, respectively (the “2019 Convertible Notes” and “2020 Convertible Notes”, respectively), are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and are subordinate to the Revolving Facility. The 2019 and 2020 Convertible Notes are subject to standard conditions and covenants, including maintenance of certain debt to earnings ratios. At September 30, 2023, the Company was in compliance with these covenants.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company’s derivative assets measured at FVTPL as at September 30, 2023 and December 31, 2022:

	Note	September 30, 2023	December 31, 2022
Foreign exchange contracts	9(a)(i)	$14,487	$6,432
Gold contracts	9(a)(ii)	8,714	—
Bear Creek shares receivable	7(a)	428	—
Solaris warrants	9(a)(iii)	—	29,154
Gold deliveries		—	1,157
		$23,629	$36,743

Classified and presented as:
Current		$19,673	$36,218
Non-current(1)		3,956	525
		$23,629	$36,743
(1)    Included in other non-current assets.
(i)Foreign exchange contracts
At September 30, 2023, in connection with the Company’s foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal (“BRL” or “R$”), the Mexican Peso (“MXN”) and CAD against USD, the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$213,000	$15,000	5.15	5.97
MXN	92,500	5,000	19.10	20.80
CAD(1)	34,382	—	1.30	1.38
(1)    USD notional amount calculated as the CAD notional amount translated using the USD:CAD spot exchange rate at September 30, 2023.
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net asset (liability) – beginning of period	$31,547	$(169)	$4,702	$(12,061)
Settlements	(11,445)	1,073	(25,938)	69
Change in fair value	(6,378)	(3,889)	34,960	9,007
Net asset (liability) – end of period	$13,724	$(2,985)	$13,724	$(2,985)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Foreign exchange contracts (continued)
The fair value of the outstanding foreign exchange contracts at September 30, 2023 was a net asset of $13.7 million (December 31, 2022 – net asset of $4.7 million) which was presented as follows:

	September 30, 2023	December 31, 2022
Net asset presented as:
Current derivative assets	$14,487	$6,306
Non-current derivative assets	—	126
Current derivative liabilities	(299)	(1,204)
Non-current derivative liabilities	(464)	(526)
	$13,724	$4,702
(ii)Gold contracts
On January 31, 2023, the Company entered into gold collar contracts with a put strike price of $1,900 per ounce and an average call strike price of $2,065 per ounce, for 10,644 ounces per month from February 2023 to March 2024. On April 4, 2023, the Company entered into a gold collar contract with a put strike price of $1,950 per ounce and a call strike price of $2,250 per ounce, for 3,050 ounces per month from April 2023 to March 2024.
On March 24, 2023 and June 23, 2023, concurrent with the gold sale prepayment transactions entered into with a syndicate of its existing lenders (note 10), the Company entered into financial swap agreements for gold bullion whereby the Company will receive $2,170 and $2,109 per ounce in exchange for paying the spot price for 1,290.25 and 263.5 ounces per month, respectively, from October 2024 to July 2026.
The gold contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period, with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the outstanding gold contracts during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net asset (liability) – beginning of period	$2,476	$(10,641)	$—	$(33,336)
Change in fair value	6,238	2,034	9,198	341
Settlements	—	8,607	(484)	32,995
Net asset – end of period	$8,714	$—	$8,714	$—
The fair value of the outstanding gold contracts at September 30, 2023 was a net asset of $8.7 million (December 31, 2022 – nil) which was presented as follows:

September 30, 2023
Net asset presented as:
Current derivative assets	$4,758
Non-current derivative assets	3,956
$8,714

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(iii)Solaris warrants
On March 27, 2023, the Company exercised the remaining 7,500,000 warrants to purchase 7,500,000 common shares of Solaris at an exercise price of C$1.20 per share for total consideration of $6.7 million. The total investment of $31.7 million, which includes the carrying amount of the warrants of $25.0 million derecognized on exercise, was recognized as marketable securities measured at FVOCI.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris warrants during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Balance – beginning of period	$—	$45,026	$29,154	$122,919
Change in fair value	—	(13,964)	(4,138)	(87,360)
Exercised	—	—	(25,016)	(4,497)
Balance – end of period	$—	$31,062	$—	$31,062
(b)Derivative liabilities
The following is a summary of the Company’s derivative liabilities at September 30, 2023 and December 31, 2022:

	Note	September 30, 2023	December 31, 2022
Foreign exchange contracts	9(a)(i)	$763	$1,730
i-80 Gold warrant liability	9(b)(i)	41	—
Power purchase agreement	9(b)(ii)	7,752	—
Contingent consideration – Greenstone	9(b)(iii)	9,553	8,280
Equinox Gold warrant liability		—	695
		$18,109	$10,705

Classified and presented as:
Current		$3,124	$1,899
Non-current		14,985	8,806
		$18,109	$10,705
(i)i-80 Gold warrant liability
On March 31, 2023, in connection with the sale of the Company’s partial interest in i-80 Gold, the Company issued 5.8 million i-80 Gold share purchase warrants to the buyer with a fair value of $3.1 million (note 6(a)). Each warrant is exercisable into one common share of i-80 Gold held by the Company at a price of C$3.45 per share until March 31, 2024. The warrants are accounted for as current derivative liabilities measured at FVTPL. During the three and nine months ended September 30, 2023, the Company recognized a gain of $1.6 million and $3.1 million, respectively, on revaluation of the derivative liability within other (expense) income.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

9.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)i-80 Gold warrant liability (continued)
The fair value of the i-80 Gold warrants at September 30, 2023 was determined using the Black-Scholes option pricing model with the following weighted average inputs:

September 30, 2023
Risk-free rate	5.27%
Expected life	0.5 years
Expected volatility	38.3%
Expected dividend	0.0%
Exercise price (C$)	$3.45
Share price (C$)	$2.05
(ii)Power purchase agreement
In August 2022, the Company entered into a power purchase agreement for the delivery of 14.6 megawatts (“MW”) of power per hour to its Santa Luz Mine in Brazil (“Santa Luz”) over a period of 10 years, commencing January 2023, at fixed prices, ranging from R$166.0 to R$252.0 per MW, subject to adjustments for inflation. At contract inception, Management accounted for the agreement as an executory contract on the basis that the contract was held for the purpose of the receipt of a non-financial item in accordance with the Company’s expected power usage requirements at Santa Luz over the contract term.
Effective April 1, 2023, Management determined that, based on actual consumption being lower than expected and revised estimates of expected power usage requirements at Santa Luz over the contract term, the power purchase agreement no longer met the criteria to be considered held for the purpose of the receipt of a non-financial item in accordance with the Company’s usage requirements. Accordingly, on April 1, 2023, the Company recognized the contract as a derivative liability measured at fair value, calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices using a discount rate that reflects the time value of money and risks associated with the liability, with a corresponding loss within other (expense) income. At September 30, 2023, the fair value of the power purchase derivative liability was $7.8 million and the total loss recognized within other (expense) income in respect of the derivative liability during the three and nine months ended September 30, 2023 was $0.6 million and $7.8 million, respectively.
(iii)Contingent consideration – Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed a contingent payment obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone. The fair values of the contingent consideration derivative liability at September 30, 2023 and December 31, 2022 were determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration. During the three and nine months ended September 30, 2023, the Company recognized a loss of $0.1 million and $1.3 million, respectively (2022 – gain of $0.2 million and loss of $0.6 million, respectively) on revaluation of the derivative liability in other (expense) income.
10.    DEFERRED REVENUE
On March 24, 2023, the Company entered into gold sale prepay transactions with a syndicate of its existing lenders, whereby the Company received net proceeds of $139.5 million, representing upfront cash prepayments of $140.1 million less transaction costs incurred of $0.6 million, in exchange for delivering to the lenders 3,605 ounces of gold per month from October 2024 through July 2026 (the “Delivery Period”) for a total of 79,310 ounces. On June 23, 2023, the Company entered into an additional gold sale prepay transaction with an existing lender whereby the Company received an upfront cash prepayment of $9.9 million in exchange for delivering to the lender 263.5 ounces of gold per month during the Delivery Period for a total of 5,797 ounces. These transactions are referred to collectively as the “Gold Prepay Transactions”. Gold deliveries can be settled by production from any of the Company’s operating mines.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

10.    DEFERRED REVENUE (CONTINUED)
The Gold Prepay Transactions have been accounted for as contracts within the scope of IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue in the consolidated statement of financial position and will be recognized as revenue based on the cash selling price in accordance with the contracts in the consolidated statement of income (loss) when gold deliveries are made. Of the total cash prepayments of $150.0 million, $90.1 million was made on a fixed price basis of $2,170 per ounce of gold. The remaining $59.9 million of cash prepayments was made on a spot price basis, whereby if the spot price on delivery of the gold ounces exceeds or is less than $2,170 per ounce with respect to $50.0 million of the prepayments and $2,109 per ounce with respect to $9.9 million of the prepayments (the “Fixed Amount”), the Company will receive or pay in cash the difference between the spot price and the Fixed Amount, respectively, with a corresponding adjustment to revenue when the gold is delivered.
Concurrently with execution of the Gold Prepay Transactions, the Company entered into financial swap agreements which fix the gold price relating to the $50.0 million and $9.9 million prepayments at $2,170 and $2,109 per ounce, respectively. The financial swaps are accounted for as derivatives measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in other income or expense (note 9(a)(ii)).
During the three and nine months ended September 30, 2023, the Company recognized finance expense of $3.1 million and $5.9 million relating to the financing component contained in the Gold Prepay Transactions, based on the weighted average discount rate implied in the contracts of 8.0%. At September 30, 2023, the carrying amount of the deferred revenue was $155.9 million.
11.    OTHER NON-CURRENT LIABILITIES

	Note	September 30, 2023	December 31, 2022
Lease liabilities		$19,402	$14,079
Provision for legal matters		8,364	9,197
Cash-settled share-based payments		2,334	1,479
Other liabilities		24,712	13,772
		$54,812	$38,527
12.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During January 2023, the Company issued 4,369,615 common shares under the at-the-market equity offering program (the “ATM Program”) provided by the equity distribution agreement it entered into in November 2022. The Company has not issued any shares under the ATM Program since January 2023. Under the ATM Program, the Company may sell up to $100 million of its common shares through or to the agents at the prevailing market price at the time of sale until December 21, 2024. The common shares were issued at a weighted average share price of $3.88 per common share for total gross proceeds of $16.9 million. Transaction costs incurred of $0.5 million are presented as a reduction to share capital. At September 30, 2023, the Company had issued a total of 6,651,017 (December 31, 2022 – 2,281,402) common shares for total gross proceeds of $24.9 million (December 31, 2022 – $8.0 million) under the ATM Program.
The Company also issued 1.2 million common shares during the nine months ended September 30, 2023 on exercise of warrants and stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) (2022 – 3.7 million). The average exercise price of warrants and stock options exercised during the nine months ended September 30, 2023 was C$5.30 and C$5.08, respectively (2022 – C$10.42 and C$4.14, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

12.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share-based compensation plans
Equity-settled restricted share units
During the nine months ended September 30, 2023, the Company granted 1.6 million equity-settled RSUs to directors, officers and employees and 2.3 million equity-settled pRSUs to officers and employees with a weighted average grant date fair value of $4.47. The RSUs granted vest over a period of three years. Of the total number of equity-settled pRSUs granted during the nine months ended September 30, 2023, 0.5 million are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period. The remaining 1.8 million pRSUs are subject to a multiplier of 0% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of Greenstone, and have a vesting date of December 31, 2025.
Share-based compensation expense related to the RSUs, based on the grant date fair value, is recognized over the vesting period with the cumulative amount recognized adjusted to reflect the number of RSUs expected to vest at each reporting date. Share-based compensation expense related to the pRSUs that vest based on a market condition is recognized over the vesting period based on the grant date fair value of the award. Share-based compensation expense related to the pRSUs that vest based on non-market conditions is recognized over the vesting period with the cumulative amount recognized adjusted at the end of each reporting period to reflect the change, if any, in the number of pRSUs expected to vest based on expected performance.
Cash-settled RSUs and pRSUs
During the nine months ended September 30, 2023, the Company granted 0.9 million cash-settled RSUs and 0.6 million cash-settled pRSUs to certain employees with a weighted average grant date fair value of $4.42. The RSUs granted vest over a period of three years. Of the total number of cash-settled pRSUs granted during the nine months ended September 30, 2023, 0.1 million are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over the three-year vesting period. The remaining 0.5 million pRSUs are subject to a multiplier of 0% to 125% of the number of units granted based on the achievement of certain non-market conditions, including the completion of construction of Greenstone, and have a vesting date of December 31, 2025.
The fair values of the cash-settled RSUs and pRSUs are recognized as share-based compensation expense over the vesting period with a corresponding increase to liabilities. The liabilities are remeasured at the end of each reporting period and at the date of settlement, based on the current quoted market price of the Company’s common shares and the number of RSUs and pRSUs expected to vest, with any changes in fair value recognized in share-based compensation in net income or loss.
13.    OPERATING EXPENSE
Operating expense during the three and nine months ended September 30, 2023 and 2022 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Raw materials and consumables	$84,102	$77,971	$256,014	$216,529
Salaries and employee benefits(1)	41,984	27,904	115,292	90,912
Contractors	54,913	43,319	155,057	115,535
Repairs and maintenance	17,714	14,084	50,700	39,623
Site administration	27,635	18,360	76,253	59,176
Royalties	6,451	5,860	18,233	15,324
	232,799	187,498	671,549	537,099
Change in inventories	(31,668)	1,308	(105,544)	(25,266)
Total operating expense	$201,131	$188,806	$566,005	$511,833
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three and nine months ended September 30, 2023, including amounts recognized within care and maintenance expense, exploration expense and general and administrative expense, were $47.7 million and $132.2 million, respectively (2022 – $33.5 million and $108.3 million, respectively).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

14.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and nine months ended September 30, 2023 and 2022 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$5,028	$5,017	$14,571	$14,923
Share-based compensation	2,754	278	6,861	2,282
Professional fees	3,305	2,877	8,485	8,667
Office and other expenses	2,460	2,524	5,606	7,138
Depreciation	433	248	699	838
Total general and administration expense	$13,980	$10,944	$36,222	$33,848
15.    OTHER (EXPENSE) INCOME
Other (expense) income during the three and nine months ended September 30, 2023 and 2022 consists of the following:

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Change in fair value of foreign exchange contracts	9(a)(i)	$(6,378)	$(3,889)	$34,960	$9,007
Change in fair value of gold contracts	9(a)(ii)	6,238	2,034	9,198	341
Change in fair value of warrants	9(a)(iii),(b)	1,610	(13,421)	(1,803)	(72,800)
Change in fair value of power purchase agreement	9(b)(ii)	(573)	—	(7,752)	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	6(a)	—	—	34,467	—
(Expected credit losses and write-offs) recoveries	7(a), 15(a)	—	(423)	(13,331)	37
Gain (loss) on modification of Revolving Facility	8(a)	—	4,958	(4,349)	4,958
Foreign exchange gain (loss)		1,922	(586)	(6,116)	(3,542)
Loss on sale of Mercedes		—	—	—	(7,006)
Gain on sale of assets to Sandbox		—	—	—	8,507
Other (expense) income		(5,117)	77	(13,145)	(2,450)
Total other (expense) income		$(2,298)	$(11,250)	$32,129	$(62,948)
(a)Write-off of receivables from PGI
At September 30, 2023, due to operational challenges at the Pilar Mine (“Pilar”) which the Company sold to PGI in April 2021, the Company recognized an impairment loss of $9.9 million to write off the outstanding gross carrying amount of the note receivable it recognized as partial consideration for the sale of Pilar and the associated loss allowance for expected credit losses previously recognized.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

16.    NET INCOME (LOSS) PER SHARE
The calculations of basic and diluted net income (loss) per share (“EPS”) for the three and nine months ended September 30, 2023 and 2022 were as follows:

	Three months ended September 30,
	2023			2022
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic EPS	312,950,575	$2,225	$0.01	304,979,851	$(30,118)	$(0.10)
Dilutive RSUs and pRSUs	3,327,286	—		—	—
Dilutive stock options	256,114	—		—	—
Diluted EPS	316,533,975	$2,225	$0.01	304,979,851	$(30,118)	$(0.10)

	Nine months ended September 30,
	2023			2022
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net loss	Net loss per share
Basic EPS	312,435,994	$24,989	$0.08	303,601,169	$(128,613)	$(0.42)
Dilutive RSUs and pRSUs	3,298,567	—		—	—
Dilutive stock options	238,948	—		—	—
Diluted EPS	315,973,509	$24,989	$0.08	303,601,169	$(128,613)	$(0.42)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker:

Three months ended September 30, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$46,049	$(24,274)	$(10,849)	$—	$—	$10,926
Castle Mountain	8,095	(5,875)	(928)	(219)	—	1,073
Los Filos	76,387	(74,483)	(12,415)	(198)	—	(10,709)
Aurizona	60,208	(31,011)	(12,384)	(929)	—	15,884
Fazenda	33,452	(21,658)	(11,036)	(569)	—	189
RDM	30,854	(18,380)	(4,900)	—	—	7,574
Santa Luz	29,702	(25,450)	(5,902)	(591)	—	(2,241)
Greenstone	—	—	—	—	—	—
Corporate	—	—	—	(100)	(13,980)	(14,080)
	$284,747	$(201,131)	$(58,414)	$(2,606)	$(13,980)	$8,616

Three months ended September 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$76,678	$(35,607)	$(15,509)	$—	$—	$25,562
Castle Mountain	8,804	(5,632)	(836)	—	—	2,336
Los Filos	38,844	(70,787)	(11,221)	(89)	—	(43,253)
Aurizona	43,864	(25,689)	(8,255)	(1,766)	—	8,154
Fazenda	28,956	(18,029)	(11,087)	(1,337)	—	(1,497)
RDM	17,539	(13,181)	(1,972)	(67)	(2,312)	7
Santa Luz(1)	30,447	(19,881)	—	(2,637)	(579)	7,350
Greenstone	—	—	(7)	(252)	—	(259)
Corporate	—	—	—	(4)	(10,991)	(10,995)
	$245,132	$(188,806)	$(48,887)	$(6,152)	$(13,882)	$(12,595)
(1)     The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION (CONTINUED)

Nine months ended September 30, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$119,393	$(77,708)	$(26,641)	$—	$—	$15,044
Castle Mountain	28,665	(20,009)	(3,075)	(773)	—	4,808
Los Filos	227,499	(196,429)	(41,422)	(496)	(255)	(11,103)
Aurizona	167,433	(97,677)	(33,271)	(2,509)	—	33,976
Fazenda	93,762	(60,187)	(21,913)	(2,221)	—	9,441
RDM	67,734	(43,957)	(10,831)	—	(1,108)	11,838
Santa Luz	85,914	(70,038)	(16,865)	(2,296)	—	(3,285)
Greenstone	—	—	—	—	—	—
Corporate	—	—	—	(106)	(36,290)	(36,396)
	$790,400	$(566,005)	$(154,018)	$(8,401)	$(37,653)	$24,323

Nine months ended September 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$172,091	$(89,282)	$(32,652)	$—	$—	$50,157
Castle Mountain	31,223	(17,061)	(2,741)	(5)	—	11,416
Los Filos	169,748	(199,145)	(32,291)	(266)	—	(61,954)
Mercedes(1)	28,806	(15,435)	(753)	(651)	—	11,967
Aurizona	125,666	(81,163)	(24,135)	(2,745)	—	17,623
Fazenda	81,631	(49,197)	(30,183)	(2,081)	—	170
RDM	43,782	(36,994)	(5,391)	(2,094)	(7,372)	(8,069)
Santa Luz(2)	39,967	(23,556)	—	(5,277)	(579)	10,555
Greenstone	—	—	(7)	(690)	—	(697)
Corporate	—	—	—	(67)	(33,974)	(34,041)
	$692,914	$(511,833)	$(128,153)	$(13,876)	$(41,925)	$(2,873)
(1)Segment information for the nine months ended September 30, 2022 includes the results of Mercedes, which was sold on April 21, 2022.
(2)     The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz commenced on October 1, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

17.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Mesquite	$297,578	$280,420	$(61,669)	$(67,330)
Castle Mountain	321,399	290,604	(21,262)	(21,886)
Los Filos	1,135,962	1,119,403	(209,660)	(237,617)
Aurizona	348,373	335,839	(47,590)	(54,371)
Fazenda	106,849	106,945	(32,922)	(38,949)
RDM	170,296	146,043	(36,057)	(15,558)
Santa Luz	311,270	300,953	(30,295)	(22,971)
Greenstone	1,141,993	815,049	(193,074)	(173,665)
Corporate(1)	458,117	461,141	(1,283,919)	(872,270)
	$4,291,837	$3,856,397	$(1,916,448)	$(1,504,617)
(1)Corporate assets at September 30, 2023 includes the Company’s investment in Sandbox (December 31, 2022 – investments in i-80 Gold and Sandbox) (note 6).

	Capital Expenditures(1)
Nine months ended September 30,	2023	2022
Mesquite	$13,054	$30,033
Castle Mountain	7,313	14,662
Los Filos	18,786	57,188
Mercedes(2)	—	7,232
Aurizona	33,481	28,563
Fazenda	13,285	9,660
RDM	25,801	25,847
Santa Luz	4,122	49,362
Greenstone	323,183	245,235
Corporate	348	11,239
	$439,373	$479,021
(1)Includes accrued expenditures, non-cash additions and capitalized borrowing costs.
(2)Capital expenditures for the nine months ended September 30, 2022 include capital expenditures at Mercedes, which was sold on April 21, 2022.
18.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and nine months ended September 30, 2023 and 2022 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(Increase) decrease in trade and other receivables	$(17,697)	$16,368	$(11,250)	$5,267
Increase in inventories	(36,877)	(3,070)	(117,413)	(40,864)
Decrease in prepaid expenses and other current assets	10,347	9,807	10,333	5,268
Increase (decrease) in accounts payable and accrued liabilities	31,709	16,601	(7,642)	(23,078)
Decrease in other current liabilities	(838)	—	(687)	—
Changes in non-cash working capital	$(13,356)	$39,706	$(126,659)	$(53,407)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the consolidated statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At September 30, 2023	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities(1)	$80,708	$—	$—	$80,708
Derivative assets(2)	428	23,201	—	23,629
Derivative liabilities(2)	—	(804)	(17,305)	(18,109)
Net financial assets (liabilities)	$81,136	$22,397	$(17,305)	$86,228

At December 31, 2022
Marketable securities(1)	$36,867	$—	$—	$36,867
Derivative assets(2)	—	36,743	—	36,743
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(2,425)	(8,280)	(10,705)
Net financial assets (liabilities)	$36,867	$34,318	$(5,986)	$65,199
(1)Marketable securities and other financial assets are principally measured at FVOCI.
(2)Includes current and non-current derivatives (note 9).
(3)The fair values of marketable securities and certain derivative assets are based on the quoted market price of the underlying securities.
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates, and the fair values of the Company’s gold contracts are based on forward metal prices. The fair value of the i-80 Gold warrant liability (December 31, 2022 – investments in Solaris warrants and Equinox Gold warrant liability) is determined using the Black-Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility.
(5)The fair value of the Company’s power purchase agreement derivative liability at Santa Luz is calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices discounted using a market interest rate that reflects the risks associated with the liability.
The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the three and nine months ended September 30, 2023.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Tables expressed in thousands of United States dollars, except share and per share amounts)

19.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At September 30, 2023 and December 31, 2022, the carrying amounts of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, accounts payable and accrued liabilities and other current financial liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the consolidated statement of financial position as compared to the carrying amounts were as follows:

		September 30, 2023		December 31, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(1)	3	$21,727	$21,727	$20,965	$20,965
Revolving Facility(2)	2	692,141	719,208	560,788	582,118
Convertible notes(3)	2	394,062	457,154	267,236	281,381
(1)The fair values of non-current receivables from sales of the Company’s non-core assets (note 7) are calculated as the present value of expected future cash flows based on expected amounts and timing of the future cash flows discounted using a market rate of interest for similar instruments.
(2)The fair value of the Revolving Facility (note 8(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The total fair value of the 2019 Convertible Notes, 2020 Convertible Notes and 2023 Convertible Notes (notes 8(b) and 8(c)) at September 30, 2023 represents the fair value of the debt component of $395.9 million (December 31, 2022 – $264.9 million) and the fair value of the equity component of $61.3 million (December 31, 2022 – $16.5 million). The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
20.    SUBSEQUENT EVENT
On October 31, 2023, the Company closed a gold purchase and sale arrangement with Sandbox and Regal Partners Royalties A PTY Limited (“Regal” and together with Sandbox, the “Purchasers”) (the “Sandbox Arrangement”). Under the Sandbox Arrangement, the Company received a payment of $75 million in exchange for monthly deliveries to the Purchasers equal to the greater of: a) 500 gold ounces and b) gold ounces equal to 1.8% of the monthly gold production from Greenstone (100% basis). Gold deliveries will start in November 2023 and will continue until a total of 90,000 ounces have been delivered. The Purchasers will make ongoing cash payments equal to 20% of the spot gold price for each gold ounce delivered. Gold deliveries can be from production from any of the Company’s operating mines. The Company may buy down up to 75% of the delivery obligation at the then current spot gold price, subject to adjustment for the ongoing payment and a minimum price per ounce of $2,000.